UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-35166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOME & SECURITY HOURLY

EMPLOYEE RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS HOME & SECURITY, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

December 31, 2017 and 2016

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Fortune Brands Home & Security Hourly Employee Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2017, and of delinquent participant contributions for the year ended December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2011.

Chicago, Illinois

June 26, 2018

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016
Assets
Plan’s interest in Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net assets	$189,822	$158,829
Receivables
Company contributions	1,104	119
Participant contributions	124	51
Notes receivable from participants	9,905	9,437

Total receivables	11,133	9,607

NET ASSETS AVAILABLE FOR BENEFITS	$200,955	$168,436

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016
Additions
Allocated share of Fortune Brands Home & Security, Inc. Defined Contribution Master Trust net investment income	$26,222	$11,208
Interest income on notes receivable from participants	408	375
Company contributions	8,296	6,106
Participant contributions	14,217	13,005
Rollover contributions	198	691

Total additions	49,341	31,385

Deductions
Benefits paid to participants	17,082	16,729

Net increase prior to transfers	32,259	14,656

Transfer to (from) the Plan (See Note A)	481	(10,121)
Net transfers (from) to the Plan (See Note C)	(221)	845

NET INCREASE	32,519	5,380

Net assets available for benefits
Beginning of year	168,436	163,056

End of year	$200,955	$168,436

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(Dollars in thousands)

NOTE A—DESCRIPTION OF PLAN

General

The Fortune Brands Home & Security Hourly Employee Retirement Savings Plan (the “Plan”) is a tax-qualified defined contribution retirement plan covering eligible employees of Fortune Brands Home & Security, Inc. (“Fortune Brands”) and its operating companies. The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan is maintained by Fortune Brands and is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Fortune Brands Employee Benefits Committee serves as the Plan’s administrator (“Plan Administrator”).

Fortune Brands and each of its operating companies that participate in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating companies that participated in the Plan during the years 2017 and/or 2016 include: MasterBrand Cabinets, Inc. (“MasterBrand”); Woodcrafters Home Products, LLC (“Woodcrafters”); Norcraft Companies, L.P. (“Norcraft”); Moen Incorporated (“Moen”); Anaheim Manufacturing Company (“Anaheim”); Therma-Tru Corp., which includes Fypon LLC (“Therma-Tru”); Sentry Safe, Inc. (“Sentry”); and Rohl LLC (“Rohl”).

Rohl was acquired by Fortune Brands in September 2016. Effective July 31, 2017, the assets and liabilities of benefits held for participants in the Rohl 401(k) plan were merged into the Plan. On August 1, 2017, a portion of the Rohl 401(k) plan participants were transferred into the Fortune Brands Retirement Savings Plan (the FBHS Retirement Savings Plan”).

On January 4, 2016, assets relating to the accounts of former participants employed by Waterloo Industries, Inc., an operating company divested in 2015, totaling approximately $10,000 were transferred from the Plan to a plan sponsored by its new owner.

The financial statements present the net assets available for benefits as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended. The Plan’s assets are held in the Fortune Brands Home & Security, Inc. Defined Contribution Master Trust (the “Master Trust”), along with the assets of the FBHS Retirement Savings Plan, for investment purposes. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Plan contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax-deferred contributions and beginning in April 2017, Roth 401(k) contributions, under Section 401(k) of the Code of up to 50% of their “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code). In 2016, each participant’s annual tax-deferred contributions were limited by the Code to $18.0. In 2017, the sum of each participant’s annual tax-deferred contributions and Roth 401(k) contributions were limited by the Code to $18.0. During the year in which a participant attains age 50 (and in subsequent years) the participant may elect to make additional unmatched, pretax “catch up” contributions and/or Roth “catch up” contributions. In 2017 and 2016, participants that met this requirement were permitted to make unmatched, pretax “catch up” contributions of up to $6.0. Beginning in April 2017, participants that met this requirement were also permitted to make unmatched Roth “catch up” contributions of up to $6.0 as long as the sum of both pretax “catch-up” and Roth “catch-up” contributions did not exceed $6.0.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

(Dollars in thousands)

The Plan permits participants to make after-tax contributions, and also to elect to automatically make after-tax contributions to the Plan after reaching the dollar limitation on tax-deferred contributions and/or Roth 401(k) contributions. However, the sum of tax-deferred, Roth 401(k) contributions and after-tax contributions may not exceed 50% of the participant’s total eligible compensation (lower limitations apply to participants who are highly compensated employees).

Participants eligible to make tax-deferred contributions and/or Roth 401(k) contributions may roll over balances from another eligible tax-qualified retirement plan or individual retirement account into the Plan. Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan are automatically enrolled and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants who are automatically enrolled by Fortune Brands have their contribution rate increased by 1% (unless it would cause the participant’s deferral rate to exceed 6%) annually in May unless they affirmatively declined participation in the automatic increase program. Participants that affirmatively elect to participate in the automatic deferral increase program may elect to increase their contributions by between 1% and 6% each year until they reach the maximum allowable percentage described above. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

The Companies, except Therma-Tru and Woodcrafters, provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective contributions. Therma-Tru provides a Qualified Nonelective Contribution (“QNEC”) to each of its eligible employees. MasterBrand made profit-sharing contributions on behalf of eligible employees at the Company’s Kinston location in 2017 and 2016. In addition, Moen made a profit-sharing contribution on behalf of its eligible employees in 2017. For more information on the amount of contributions to be provided by each Company, refer to the Plan document, which is available from the Plan Administrator.

The Plan makes various investment funds available to participants to direct the investment of their accounts, including a Company stock fund, which gives participants the option to own shares of Fortune Brands Common Stock. The Plan has designated the Fortune Brands Home & Security Common Stock Fund in the Plan as being held by an employee stock ownership plan (“ESOP”).

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by Company and participant contributions (including rollovers) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participant contributions and earnings on those contributions vest immediately. QNECs and earnings on those contributions vest immediately. Vesting in the Company matching contribution and earnings on those contributions occurs upon the earliest of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 5 years of service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, or (6) after one year of service.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

(Dollars in thousands)

Vesting in matching contributions made by Rohl employees prior to August 1, 2017 and earnings on those contributions occurs on the first of the following: (i) attainment of age 59-1/2; (ii) termination of employment by reason of disability; (iii) death; and (iv) completion of five years of vesting service.

MasterBrand employees at the Kinston location that participate in the Plan are 100% vested in their profit-sharing contributions at all times and Moen employees are 100% vested in their profit-sharing contributions after completing three years of service.

Forfeitures

Forfeited non-vested accounts totaled $45 and $124 on December 31, 2017 and 2016, respectively. These accounts are used to reduce future Company contributions or to pay Plan expenses. Forfeitures were not used to reduce Company contributions in 2017 and 2016. Plan expenses were reduced by $329 and $247 during the years ended December 31, 2017 and 2016, respectively, from forfeited non-vested accounts.

Notes Receivable from Participants

A participant may apply for up to two loans of at least $1 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts). Loan amounts may not exceed the lesser of one-half of the participant’s vested balance or $50 where the maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence, in which case the term of the loan shall not exceed ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made through payroll deductions so that the loan is repaid evenly over the term of the loan.

Distributions and Withdrawals

Benefits are distributed from a participant’s account upon a participant’s death, retirement or other termination of employment and may be payable in cash (generally, in a lump sum or installment payments and in some cases in the form of an annuity) or rolled over (into a traditional or Roth IRA). The Plan also permits in-service withdrawals to be made by participants who are employed by one of the Companies and who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service, as described in the Plan.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Recently Issued Accounting Standards

In February 2017 the Financial Accounting Standards Board (“FASB”) issued ASU 2017-06, Employee Benefit Plan Master Trust Reporting which provides guidance that changes the reporting requirements for an employee benefit plan holding an interest in a master trust. The guidance clarifies that for each master trust in which a plan holds an interest that the plan reports its interest in each master trust and the change in value in each master trust interest on separate line items on the statement of net asset available for benefits and statement of changes in net assets available for benefits. The guidance continues to require disclosure of a master trust’s investments by general type but now additionally requires disclosing the individual plan’s dollar amount of its interest in the master trust’s investments by general type. The update also clarifies that the master trust’s other assets and liabilities and the individual plan’s interest in each of those balances should be disclosed. The guidance eliminates for a plan with a divided interest in the individual investments of a master trust the disclosure of its percentage interest in the master trust.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

(Dollars in thousands)

The amendment is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. Entities are required to adopt the guidance retrospectively for all periods presented. The Plan Administrator does not expect the guidance will have a material impact on the financial statements and is currently evaluating the required changes to the master trust reporting in the Plan’s financial statements and disclosures.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes in net assets available for Plan benefits and, when applicable, the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be (i) received to sell an asset or (ii) paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

(Dollars in thousands)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s investment in the Master Trust at December 31, 2017 and 2016 is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2017 and 2016.

The investments held by the Master Trust are valued as follows:

Interest bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds: Valued at the NAV of units of each bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV, as provided by the trustee, is based on the fair value of the underlying investments held by the funds less their liabilities. As of December 31, 2017 and 2016, there is no intention to sell or otherwise dispose of the investments in collective trust funds at prices different than their respective NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations would be carried out in an orderly business manner.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Self-directed brokerage accounts: Valued based on the underlying holdings which consist of similar investment types as those investments described above. The valuation is consistent and in accordance with the valuation methods described above.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Investment in Master Trust for the investments held in the Master Trust as of December 31, 2017 and 2016, by level within the fair value hierarchy.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

(Dollars in thousands)

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation, along with dividend income and interest income (excluding notes receivables from participants) are recorded in the accompanying statements of changes in net assets available for benefits as an allocated share of Master Trust investment income. In addition, the Plan permits participants to have their proportional interest in dividends paid on stock held in the Company stock fund either distributed to them in cash or reinvested in that fund.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Operating Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as an allocated share of Master Trust investment income. Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses incurred are paid directly by the Plan’s suspense account.

NOTE C—TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the FBHS Retirement Savings Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between the Companies. Transfers from the Plan were $1,150 and $725 at December 31, 2017 and 2016, respectively. Transfers into the Plan were $929 and $1,570 at December 31, 2017 and 2016, respectively.

NOTE D—INVESTMENT IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. Investment income relating to the Master Trust is allocated to the individual plans on a prorated basis. The Plan had a total beneficial interest of approximately 22.61% and 22.75% in the Master Trust’s net assets at December 31, 2017 and 2016, respectively.

The Master Trust’s net assets at December 31, 2017 and 2016 were as follows (in thousands):

	2017	2016
Assets
Investments, at fair value
Interest bearing cash	$25,315	$23,998
Mutual funds	388,567	337,564
Collective trust funds	379,214	297,646
Common stock	37,706	34,147
Self-directed brokerage accounts	8,634	4,837

Total investments	839,436	698,192
Other receivable	—	36

Net assets of the Master Trust available for benefits	$839,436	$698,228

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

(Dollars in thousands)

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2017 and 2016, were as follows (in thousands):

	2017	2016
Net appreciation in fair value	$109,075	$44,937
Interest income	199	136
Dividend income	16,978	11,173
Administrative expenses	(1,671)	(1,284)

Master Trust net investment income	$124,581	$54,962

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2017 and 2016 (in thousands):

	2017
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$25,315	$—	$—	$25,315
Mutual funds	388,567	—	—	388,567
Common Stock	37,706	—	—	37,706
Self-directed brokerage accounts	7,813	821	—	8,634

Total investments in the fair value hierarchy	$459,401	$821	$—	$460,222

Investments measured at NAV
Collective trust funds (a)				379,214

Total investments at fair value				$839,436

	2016
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$23,998	$—	$—	$23,998
Mutual funds	337,564	—	—	337,564
Common Stock	34,147	—	—	34,147
Self-directed brokerage accounts	4,807	30	—	4,837

Total investments in the fair value hierarchy	$400,516	$30	$—	$400,546

Investments measured at NAV
Collective trust funds (a)				297,646

Total investments at fair value				$698,192

(a)	Redemption from these funds is permitted with 30-days notice and for one fund with 12 to 30 months notice.

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to

Fortune Brands Home & Security Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

(Dollars in thousands)

the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE F—TAX STATUS

On December 22, 2017, the Internal Revenue Service (“IRS”) determined and informed the Plan by letter, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress.

NOTE G—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of Fortune Brands Common Stock.

Fees have been paid to Fidelity by the Plan or Plan Administrator for record-keeping and investment management services for the years ended December 31, 2017 and 2016.

NOTE H—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time. Fortune Brands, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE I—SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events and there were no material subsequent events other than disclosed below, that required recognition or additional disclosures in these statements.

Fortune Brands Home & Security Hourly Retirement Savings Plan

SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2017

(Dollars in thousands)

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$465	$—	$465	$—	$—

Fortune Brands Home & Security Hourly Retirement Savings Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

(Dollars in thousands)

(a)	(b) (c) Description and identity of issue, borrower, lessor or similar party	(d) Cost**	(e) Current value
*	Loans to participants - Interest rates ranging from 3.25% to 7.75%		$9,905

			$9,905

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY HOURLY
EMPLOYEE RETIREMENT SAVINGS PLAN

June 26, 2018	By:	/s/ Sheri R. Grissom
Sheri R. Grissom
Employee Benefits Committee of Fortune Brands Home & Security, Inc.